

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2024

Marilyn Miller
Principal Executive and Financial Officer
Golden Star Resource Corp.
#300-500 North Rainbow Blvd.
Las Vegas, NV 89107

> **Re: Golden Star Resource Corp.**
> **Form 10-K for the Fiscal Year ended June 30, 2023**
> **Filed September 28, 2023**
> **File No. 000-52837**

Dear Marilyn Miller:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation